UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 25, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
JULY 24, 2007
METHANEX ANNOUNCES SECOND QUARTER RESULTS
For the second quarter of 2007, Methanex realized Adjusted EBITDA1 of $76.5 million and net income of $35.7 million ($0.35 per share on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “Our average realized price in the second quarter was $286 per tonne, similar to our Q2-2006 average realized price of $279 per tonne. We commented at the end of the first quarter that our pre-tax earnings would be lower in the second quarter by $35 million as a result of selling higher cost opening inventory. This fact, together with the disappointing level of production from our assets in Chile, reduced earnings below what we would regard as normal in the current positive operating environment in the methanol industry.”
Mr. Aitken added, “While our operational performance in Chile during the second quarter was disappointing, our production outlook for the second half of the year looks much better. As recent technical issues impacting gas supply are currently being resolved, we expect to restart our plants in Chile on a staged basis and have all four production plants operating by the fourth quarter.”
Mr. Aitken continued, “Industry fundamentals continue to be positive, with markets expected to remain balanced under a normal industry operating environment. As expected, under the current price environment, China reverted back to being a net importer of methanol during the second quarter. Industry pricing remains healthy, with July posted contract prices averaging approximately $300 per tonne in all of the major regions. Overall, the global demand outlook for traditional chemical derivatives remains strong, as does the longer-term outlook for significant new methanol demand growth from emerging energy related uses including biodiesel, DME, and fuel blending.”
Mr. Aitken concluded, “With $124 million in cash flow from operations generated during the second quarter, we continue to be in a very strong financial position with liquidity to meet the financial requirements related to our methanol project in Egypt, pursue opportunities to accelerate gas development in southern Chile, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Wednesday, July 25, 2007 at 11:00 am EST (8:00 am PST) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 377224. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
-more-

FORWARD-LOOKING STATEMENTS
Information in this press release and the attached Second Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Second Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and the attached Second Quarter 2007 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Second Quarter 2007 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

2	Interim Report For the Six Months Ended June 30, 2007
At July 24, 2007 the Company had 100,537,554 common shares issued and outstanding and stock options exercisable for 1,112,867 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information

Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This second quarter 2007 Management’s Discussion and Analysis should be read in conjunction with the 2006 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2006 Annual Report. The Methanex 2006 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2007	2007	2006	2007	2006

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,221	1,015	1,241	2,236	2,495
New Zealand	139	125	110	264	177

	1,360	1,140	1,351	2,500	2,672
Purchased methanol	269	375	294	644	591
Commission sales [1]	89	139	133	228	274

Total sales volumes	1,718	1,654	1,778	3,372	3,537
Average realized price ($ per tonne) [2]	286	444	279	362	281
Methanex average non-discounted posted price ($ per tonne) [3]	330	537	340	433	338
Operating income [4]	48.1	213.1	128.7	261.3	271.6
Net income	35.7	144.7	82.1	180.4	197.3
Income before unusual items (after-tax) [4]	35.7	144.7	82.1	180.4	171.5
Cash flows from operating activities 4 5	67.2	179.0	129.4	246.2	242.6
Adjusted EBITDA [4]	76.5	236.9	153.0	313.4	319.6
Basic net income per common share	0.35	1.38	0.75	1.74	1.78
Diluted net income per common share	0.35	1.37	0.75	1.73	1.77
Diluted income before unusual items (after-tax) per share [4]	0.35	1.37	0.75	1.73	1.54
Common share information (millions of shares):
Weighted average number of common shares	102.7	105.1	109.7	103.9	111.0
Diluted weighted average number of common shares	103.0	105.6	110.0	104.3	111.5
Number of common shares outstanding, end of period	101.1	104.2	108.6	101.1	108.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represent cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENTS’ DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q2 2007		Q1 2007	Q2 2006	YTD Q2 2007	YTD Q2 2006
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	960	569	751	872	1,320	1,754
Titan	213	225	225	214	450	429
Atlas (63.1% interest)	268	234	180	273	414	526

	1,441	1,028	1,156	1,359	2,184	2,709
Other:
New Zealand	132	120	118	118	238	222

	1,573	1,148	1,274	1,477	2,422	2,931

Our methanol facilities in Trinidad are capable of operating above design capacity. For the second quarter of 2007, our Titan methanol production facility produced 225,000 tonnes or 106% of design capacity. Our Atlas methanol production facility produced 234,000 tonnes during the second quarter of 2007. This facility could have produced an additional 54,000 tonnes if it were not for planned maintenance activities that were completed in mid-April.
Our methanol facilities in Chile produced 569,000 tonnes during the second quarter of 2007 compared with an operating capacity of 960,000 tonnes. During the second quarter, we experienced reductions in natural gas supply from our primary natural gas supplier in Chile who has been experiencing ongoing issues with delivery infrastructure and production. Also during the second quarter of 2007, one of our natural gas suppliers in Argentina was undertaking repairs to natural gas delivery infrastructure which we expect to be completed by the fourth quarter of 2007. As a result of these two issues, we lost production of approximately 130,000 tonnes and 90,000 tonnes, respectively, and in order to optimize the efficiency of our plants, we made the decision in May to operate three of our four plants in Chile. In addition, compressor failures in June seriously impacted the natural gas delivery infrastructure in the province of Tierra del Fuego in Argentina and disrupted all of the natural gas supply from this province. This issue, combined with increased domestic demand for natural gas in Argentina as a result of extremely cold temperatures during the current winter months, resulted in a disruption to all of our natural gas supply from Argentina. This resulted in approximately 170,000 tonnes of lost production during the quarter and constrained us to operating only one of our four plants from mid-June. The compressor repairs in Tierra del Fuego are being resolved and we expect to be operating two of our four plants in Chile over the next few weeks. As resolution to this situation continues and with the expected completion of repairs by our Argentinean supplier, we expect the natural gas supply for our Chile facilities to continue to improve over the remainder of the year which should allow us to have all four plants operating by the end of 2007.
We currently source approximately 62% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina that are affiliates of international oil and gas companies. The remaining natural gas requirements are supplied from gas reserves in Chile, mainly by Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas applies to all of the natural gas feedstock that we source from Argentina. Assuming we receive all of our Argentinean natural gas entitlements, the total annual cost of the export duty to our natural gas suppliers from Argentina has increased to approximately $200 million. While our natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, we have been contributing towards the cost of these duties and are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty.
We have interim agreements in place with all of our Argentinean natural gas suppliers. In principle, we have agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to our natural gas suppliers. At methanol prices below approximately $250 per tonne, we pay substantially all of the export duty. We have also gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

extent that these arrangements are not economic then we will not purchase the natural gas. We cannot provide assurance that we will be able to reach continuing arrangements with our natural gas suppliers, that the amount of the export duties will not be revised by the government of Argentina, or that the impact of this export duty will not have an adverse effect on our results of operations and financial condition. During the second quarter of 2007, we received approximately 55% of our Argentinean natural gas entitlements and we accrued $17 million to record the estimated cost of sharing export duties for this natural gas which was used in production. The amount of export duties charged to earnings in a period is primarily dependent on the sales volumes of Chile production in that period. During the second quarter of 2007, our sales volumes of Chile production were significantly higher than our production volumes as a result of lower production rates in Chile. The amount charged to earnings related to the cost of sharing export duties during the second quarter of 2007 was $29 million.
We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources. Our primary Chilean natural gas supplier, ENAP, and Geopark Holdings Limited (Geopark) are undertaking gas exploration and development programs in areas of southern Chile that are relatively close to our production facilities. In early May, ENAP announced a discovery of commercial gas in this area. We also signed a memorandum of understanding with Geopark which could provide long-term supply from the development of natural gas reserves in Southern Chile. If these programs are successful we believe that some additional gas could be available during 2007. In addition, we are pursuing investment opportunities with ENAP, Geopark and others to help accelerate the discovery and development of natural gas in Southern Chile. The government of Chile recently announced its first international bidding round to assign exploration areas which lie close to our production facilities. In July, we signed an agreement where we have a 10% interest in a consortium with Wintershall Energia S.A. and Geopark for the joint evaluation and bidding for upstream gas development concessions in this upcoming bidding round. The bidding round will cover ten blocks spanning 32,356 square kilometres in the Magallanes basin in southern Chile. The blocks are expected to be awarded to the successful bidders by the end of the year, with exploration work expected to commence in early 2008. However, there can be no assurance that ENAP or others will be successful or that we would obtain any additional natural gas on commercially acceptable terms.
We produced 120,000 tonnes at our Waitara Valley facility in New Zealand during the second quarter of 2007. We have sufficient contracted natural gas supply to allow us to produce at this facility at least until early 2008. This facility has been positioned as a flexible production asset with operations dependent upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
A core element of our strategy is to strengthen our position as a low cost producer. Our core production facilities in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. These production hubs have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the second quarter of 2007 we recorded Adjusted EBITDA of $76.5 million and net income and income before unusual items (after-tax) of $35.7 million ($0.35 per share on a diluted basis). This compares with Adjusted EBITDA of $236.9 million and net income and income before unusual items (after-tax) of $144.7 million ($1.37 per share on a diluted basis)

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

for the first quarter of 2007 and Adjusted EBITDA of $153.0 million and net income and income before unusual items (after-tax) of $82.1 million ($0.75 per share on a diluted basis) for the second quarter of 2006.
For the six months ended June 30, 2007, we recorded Adjusted EBITDA of $313.4 million and net income and income before unusual items (after-tax) of $180.4 million ($1.73 per share on a diluted basis). This compares with Adjusted EBITDA of $319.6 million, net income of $197.3 million ($1.77 per share on a diluted basis) and income before unusual items (after-tax) of $171.5 million ($1.54 per share on a diluted basis) during the same period in 2006.
The following is a reconciliation of net income to income before unusual items (after-tax):

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2007	2007	2006	2007	2006

Net income	$35.7	$144.7	$82.1	$180.4	$197.3
Add/(deduct) unusual item:
Future income tax recovery related to change in tax legislation	—	—	—	—	$(25.8)

Income before unusual items (after-tax)	$35.7	$144.7	$82.1	$180.4	$171.5

Refer to page 7 of this Management’s Discussion and Analysis and note 6 to our second quarter of 2007 interim consolidated financial statements for further information regarding the future income tax recovery related to a change in tax legislation.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q2 2007	Q2 2007	YTD Q2 2007
	compared with	compared with	compared with
($ millions)	Q1 2007	Q2 2006	YTD Q2 2006

Chile and Trinidad facilities:
Average realized price	$(178)	$9	$160
Sales volumes	56	(3)	(39)
Total cash costs[1]	6	(69)	(153)

	(116)	(63)	(32)
Changes in cash margin related to sales of:
New Zealand production	(19)	—	24
Purchased methanol	(25)	(13)	2

	$(160)	$(76)	$(6)

[1]	Includes cash costs related to methanol produced at our Chile and Trinidad facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2007	2007	2006	2007	2006

Methanex average non-discounted posted price [1]	330	537	340	433	338
Methanex average realized price [2]	286	444	279	362	281
Average discount	13%	17%	18%	16%	17%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
We commenced 2007 in a tight methanol market environment which began in the latter half of 2006 as a result of a global methanol supply shortage. This resulted in high methanol pricing levels which in a normal supply and demand environment are unsustainable. As the first quarter of 2007 came to an end global inventories recovered and methanol pricing moderated as a result of a more balanced market. Our average non-discounted posted price for the second quarter of 2007 was $330 per tonne compared with $537 per tonne for the first quarter of 2007 and $340 per tonne for the second quarter of 2006. Our average realized price for the second quarter of 2007 was $286 per tonne compared with $444 per tonne for the first quarter of 2007 and $279 per tonne for the second quarter of 2006. The change in our average realized price for the second quarter of 2007 decreased our Adjusted EBITDA by $178 million compared with the first quarter of 2007 and increased our Adjusted EBITDA by $9 million compared with the second quarter of 2006.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the second quarter of 2007 our average realized price was approximately 13% lower than our average non-discounted posted price. This compares with approximately 17% lower for the first quarter of 2007 and 18% lower for the second quarter of 2006. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. We expect the discount from our non-discounted posted prices will narrow during periods of lower methanol pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these sales contracts are a part of our balanced approach to managing cash flow and liquidity.
Chile and Trinidad sales volumes
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the second quarter of 2007 were higher by 206,000 tonnes compared with the first quarter of 2007 and this increased Adjusted EBITDA by $56 million. The increase was a result of a higher proportion of our sales volumes being sourced with our produced methanol during the second quarter of 2007 compared with the first quarter of 2007.
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the second quarter of 2007 and six months ended June 30, 2007 were lower than comparable periods in 2006 by 20,000 tonnes and 259,000 tonnes, respectively. Lower sales volumes for these periods decreased Adjusted EBITDA by $3 million and $39 million, respectively.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted at the time of production in relation to changes in methanol prices above pre-determined prices. As a result of these pricing terms, our natural gas costs are based on methanol pricing at the time of production which may differ from methanol pricing at the time of sale. Accordingly, at the beginning of the second quarter of 2007, the value of our Chile and Trinidad inventory reflected the higher methanol prices in the first quarter of 2007. This higher cost inventory was sold during the second quarter of 2007 and resulted in lower Adjusted EBITDA by $25 million than if the natural gas costs were adjusted to pricing levels in the second quarter of 2007.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Total cash costs for the second quarter of 2007 were lower than in the first quarter of 2007 by $6 million. Our natural gas costs on sales of Trinidad production were lower by $26 million as a result of lower methanol pricing during second quarter of 2007 compared with the first quarter of 2007. These lower cash costs were partially offset by higher cash costs from Argentina export duties, unabsorbed fixed costs and selling, general and administrative expenses. During the second quarter, we had an increase in the cost of Argentina export duties of $7 million as a result of higher sales volumes of Chile production. The amount charged to earnings for the cost of sharing export duties during the second quarter of 2007 was $29 million compared with $22 million for the first quarter of 2007. Unabsorbed fixed costs were higher by $7 million during the second quarter of 2007 compared with the first quarter of 2007 primarily due to lower production rates at our Chile facilities. The remaining change in cash costs of $6 million relates to higher selling, general and administrative expenses during the second quarter of 2007 compared with the first quarter of 2007 primarily as a result of the impact of changes in our share price on our stock-based compensation expense and timing of other expenses.
Total cash costs for the second quarter of 2007 and six months ended June 30, 2007 were higher than comparable periods in 2006 and this decreased Adjusted EBITDA by $69 million and $153 million, respectively. Our natural gas costs on sales of Chile and Trinidad production were higher for the second quarter of 2007 and the six months ended June 30, 2007 compared with the same periods in 2006 as a result of higher methanol prices, and this increased cash costs by $35 million and $91 million, respectively. Natural gas costs on sales of Chile production in the second quarter of 2007 and the six months ended June 30, 2007 compared with the same periods in 2006 were also higher by $29 million and $51 million, respectively, as a result of the impact of sharing export duties with our natural gas suppliers from Argentina. These export duties became effective as of July 2006 and had no impact on the comparable periods. Unabsorbed fixed costs were higher during the second quarter of 2007 and the six months ended June 30, 2007 by $4 million and $5 million, respectively, compared with the same periods in 2006 primarily due to lower production rates our Chile facilities in 2007. The remaining increases in cash costs for the second quarter of 2007 and the six months ended June 30, 2007 of $1 million and $6 million, respectively, compared with the same periods in 2006 primarily relates to higher in-market distribution costs. These higher in-market distribution costs have been substantially recovered from customers and this recovery has been included in revenue.
Margin earned from New Zealand facilities
Our cash margin on the sale of New Zealand production for the second quarter of 2007 was $8 million compared with $27 million for first quarter of 2007 and $8 million for the second quarter of 2006. The decrease in cash margin for the second quarter of 2007 compared with the first quarter of 2007 was primarily as a result of lower methanol pricing. Our cash margin on the sale of New Zealand production for the six months ended June 30, 2007 was $37 million compared with the $13 million for the same period in 2006. The increase in cash margin was primarily due to higher methanol pricing in 2007.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the second quarter of 2007, we had a negative cash margin of $10 million on the resale of 0.3 million tonnes of purchased methanol compared with a positive cash margin of $15 million on the resale of 0.4 million tonnes for the first quarter of 2007 and a positive cash margin of $3 million on the resale of 0.3 million tonnes for the second quarter of 2006. At the beginning of the second quarter of 2007 we were holding the higher cost purchased methanol due to higher methanol pricing during the first quarter of 2007. The negative cash margin of $10 million on resale of purchased methanol during the second quarter is primarily a result of sales of this higher cost inventory. This, combined with the impact of sales of higher cost Chile and Trinidad inventory of $25 million (refer to Total cash costs section), resulted in a pre-tax earnings impact of $35 million during the second quarter of 2007 from selling higher cost inventory that would not have been present in a stable price environment.
During the six months ended June 30, 2007, we had a cash margin of $5 million on resale of 0.6 million tonnes compared with a cash margin of $3 million on the resale of 0.6 million tonnes for the same period in 2006.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Depreciation and Amortization
Depreciation and amortization was $28 million for the second quarter of 2007 compared with $24 million for the first quarter of 2007 and $24 million for the second quarter of 2006. The increase in depreciation and amortization for the second quarter of 2007 is primarily a result of higher sales volumes of Chile and Trinidad production and higher unabsorbed depreciation as a result of lower production rates at our Chile facilities.
For the six months ended June 30, 2007, depreciation and amortization was $52 million compared with $48 million for the same period in 2006. The increase in depreciation and amortization was due to higher unabsorbed depreciation costs as a result of lower production rates at our Chile facilities for the six months ended June 30, 2007 compared with the same period in 2006. This increase was partially offset by lower depreciation as a result of lower sales volume of Chile production during the six months ended June 30, 2007.
Interest Expense & Interest and Other Income

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2007	2007	2006	2007	2006

Interest expense	$11	$11	$11	$22	$22

Interest and other income	$13	$5	$4	$18	$6

Interest and other income was $13 million for the second quarter of 2007 compared with $5 million for the first quarter of 2007 and $4 million for the second quarter of 2006. During the second quarter of 2007, we recorded a recovery of $4 million related to the sale of an investment that we had previously written off. The remaining increase in our interest and other income primarily relates to an increase in interest income and the impact on earnings of changes in foreign exchange rates.
Income Taxes
The effective tax rate for the second quarter of 2007 was 28% compared with 30% for the first quarter of 2007 and 32% for the second quarter of 2006. Excluding the unusual item related to the Trinidad tax adjustment, the effective rate for the six months ended June 30, 2007 was 30% compared with 33% for the same period in 2006. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. During 2007, we earned a lower proportion of our consolidated income from methanol produced at our Chile facilities and this contributed to lower effective tax rates compared with 2006.
In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

SUPPLY/DEMAND FUNDAMENTALS
We commenced 2007 in a tight methanol market environment which began in the latter half of 2006 as a result of a global methanol supply shortage brought on by planned and unplanned supplier outages. This resulted in high methanol pricing levels which in a normal supply and demand environment we believed were unsustainable. As the first quarter of 2007 came to an end global inventories recovered and methanol pricing moderated as a result of a more balanced market. Into the third quarter of 2007, the methanol market environment remains balanced with a slight moderation in pricing from the second quarter. In July, our average non-discounted posted price across all the major regions is approximately $300 per tonne. We believe, assuming normal industry operating rates, these balanced conditions should continue through the third quarter of 2007.
Methanex Non-Discounted Regional Posted Prices 1

	Jul	Apr-Jun
(US$ per tonne)	2007	2007

United States	309	336
Europe [2]	300	329
Asia	285	320

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€220 at July 2007 (Apr 2007 — €250) converted to United States dollars at the date of settlement.
Over the next twelve months, we expect new capacity and expansions to add approximately 2.7 million tonnes of annual capacity to the global industry, outside of China. The next increment of world-scale capacity is the 1.0 million tonne per year plant in Oman which is under construction and we expect product from this plant to be available to the market in the third quarter of 2007. In addition, there is a 1.7 million tonne per year plant under construction in Saudi Arabia, and we expect product from this plant to be available to the market by mid 2008. Over the same period, we believe that global methanol demand growth combined with the potential shut down of high cost capacity as a result of high feedstock prices could offset this new industry supply.
We believe global demand for methanol for traditional uses remains healthy and is underpinned by strong global economies, particularly in China. In addition, we believe that high energy prices combined with the current methanol environment has improved the economics for energy related derivatives such as biodiesel, MTBE, dimethyl ether (DME) and fuel blending.
We believe methanol demand in China will continue to grow at high rates as a result of very strong traditional demand driven by industrial production growth rates and additional demand related to non-traditional uses for methanol such as gasoline blending and DME. In the first quarter of 2007, the methanol price outside of China was significantly higher than the Chinese domestic methanol price and this created an incentive to export and resulted in China being a net exporter of methanol. During the second quarter of 2007, the lower price environment relative to the first quarter of 2007 resulted in China being a net importer of methanol once again. A recent decision by the government of China to reduce tax rebates offered to Chinese exporters of methanol and the continued appreciation of the Chinese currency has increased the cost for Chinese producers to export. In the current methanol price environment, we expect China will remain a net importer of methanol and that substantially all domestic methanol production will be consumed within the local market. We also expect that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the second quarter of 2007 were $67 million compared with $129 million for the same period in 2006. The decrease in cash flow from operating activities before changes in non-cash working capital is primarily due to lower earnings. During the second quarter of 2007, our non-cash working capital decreased and this increased our cash flow from operating activities by $57 million. The decrease in our non-cash working capital is primarily due to lower inventory levels and a decrease in our trade receivables partially offset by a decrease in our trade payables balances during the second quarter of 2007.
During the second quarter of 2007, we repurchased for cancellation a total of 3.2 million common shares at an average price of US$24.79 per share, totaling $79 million. This includes 1.9 million common shares repurchased under a normal course issuer bid that expired May 16, 2007 and 1.3 million common shares repurchased under a new normal course issuer bid that commenced May 17, 2007. On closing of the normal course issuer bid that expired at May 16, 2007, we had repurchased a total of 7.5 million common shares at an average price of US$23.85 per share, totaling $179 million. On

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

May 7, 2007, the new normal course issuer bid was approved. This bid commenced May 17, 2007 and expires May 16, 2008 and allows us to repurchase for cancellation up to 8.7 million common shares.
Also during the second quarter of 2007, our Board of Directors approved a 12% increase in our regular quarterly dividend to shareholders, from US$0.125 per share to US$0.14 per share. During the second quarter of 2007 we paid quarterly dividends of approximately $14 million.
In May 2007, we reached financial close for our project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We are developing the project through a joint venture in which we have a 60% interest. The joint venture has secured limited recourse debt of $530 million. We expect commercial operations from the methanol facility to begin in early 2010 and we will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $800 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $215 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have excellent financial capacity and flexibility. Our cash balance at June 30, 2007 was $484 million and we have a strong balance sheet with an undrawn $250 million credit facility. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $90 million for the period to the end of 2009.
We are well positioned to meet our financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, pursue opportunities to invest to accelerate the development of natural gas in Southern Chile, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at June 30, 2007 were as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We believe the global methanol industry fundamentals continue to be favourable and are underpinned by high global energy prices. We also believe there is considerable potential for demand growth for methanol use in traditional and emerging applications, including fuel blending, biodiesel and DME. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and asset position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 to our interim consolidated financial statements. Certain of our accounting policies are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to property, plant and equipment, asset retirement obligations, and income taxes. For further details, refer to pages 29 to 30 of our 2006 Annual Report.
CHANGES IN ACCOUNTING POLICIES OR ESTIMATES
On January 1, 2007, we adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These standards, and the impact on our financial statements, are discussed in Note 2 to our interim consolidated financial statements.
CONTROLS AND PROCEDURES
For the three months ended June 30, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2007	2007	2006	2007	2006

Cash flows from operating activities	$123,825	$191,102	$143,420	$314,927	$163,333
Add (deduct):
Changes in non-cash working capital	(56,601)	(12,109)	(14,003)	(68,710)	79,295
Other cash payments	3,518	740	1,851	4,258	7,901
Stock-based compensation expense	(6,588)	(3,522)	(7,463)	(10,110)	(13,482)
Other non-cash items	(3,670)	(2,647)	(1,094)	(6,317)	(2,077)
Interest expense	11,159	11,067	10,945	22,226	21,903
Interest and other income	(12,606)	(5,072)	(3,772)	(17,678)	(6,307)
Current income taxes	17,478	57,326	23,129	74,804	68,993

Adjusted EBITDA	$76,515	$236,885	$153,013	$313,400	$319,559

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands, except number of shares and per share amounts)	2007	2007	2006	2007	2006

Net income	$35,654	$144,706	$82,097	$180,360	$197,274
Add (deduct) unusual item:
Future income tax recovery related to change in tax legislation	—	—	—	—	$(25,753)

Income before unusual items (after-tax)	$35,654	$144,706	$82,097	$180,360	$171,521

Diluted weighted average number of common shares	102,973,271	105,597,445	110,013,684	104,278,109	111,451,670
Diluted income before unusual items (after-tax) per share	$0.35	$1.37	$0.75	$1.73	$1.54

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2007	2007	2006	2006

Revenue	$466,414	$673,932	$668,159	$519,586
Net income	35,654	144,706	172,445	113,230
Basic net income per common share	0.35	1.38	1.62	1.05
Diluted net income per common share	0.35	1.37	1.61	1.05

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2006	2006	2005	2005

Revenue	$460,915	$459,590	$459,615	$349,291
Net income (loss)	82,097	115,177	48,574	(21,789)
Basic net income (loss) per common share	0.75	1.02	0.42	(0.19)
Diluted net income (loss) per common share	0.75	1.02	0.42	(0.19)

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our New Zealand facility.
Our production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the changes in unabsorbed fixed cash costs and Argentina export duties costs on our Chile production. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina export duties costs per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS
Information in this press release and the attached Second Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Second Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2007	2006	2007	2006

Revenue	$466,414	$460,915	$1,140,346	$920,505

Cost of sales and operating expenses	389,899	307,902	826,946	600,946
Depreciation and amortization	28,373	24,338	52,112	47,961

Operating income before undernoted items	48,142	128,675	261,288	271,598
Interest expense	(11,159)	(10,945)	(22,226)	(21,903)
Interest and other income	12,606	3,772	17,678	6,307

Income before income taxes	49,589	121,502	256,740	256,002
Income taxes:
Current	(17,478)	(23,129)	(74,804)	(68,993)
Future	3,543	(16,276)	(1,576)	(15,488)
Future income tax recovery related to change in tax legislation (note 6)	—	—	—	25,753

	(13,935)	(39,405)	(76,380)	(58,728)

Net income	$35,654	$82,097	$180,360	$197,274

Net income per common share:
Basic	$0.35	$0.75	$1.74	$1.78
Diluted	$0.35	$0.75	$1.73	$1.77

Weighted average number of common shares outstanding:
Basic	102,697,808	109,658,750	103,894,611	111,016,514
Diluted	102,973,271	110,013,684	104,278,109	111,451,670

Number of common shares outstanding at period end	101,120,704	108,580,667	101,120,704	108,580,667
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 15
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Jun 30	Dec 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$484,167	$355,054
Receivables	258,072	366,387
Inventories	179,529	244,766
Prepaid expenses	29,759	24,047

	951,527	990,254
Property, plant and equipment (note 3)	1,385,865	1,352,719
Other assets	92,670	100,518

	$2,430,062	$2,443,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$206,982	$309,566
Current maturities on long-term debt (note 5)	14,032	14,032
Current maturities on other long-term liabilities	18,968	17,022

	239,982	340,620
Long-term debt (note 5)	493,024	472,884
Other long-term liabilities	69,160	68,818
Future income tax liabilities (note 6)	353,494	351,918
Non-controlling interest (note 13)	27,444	—
Shareholders’ equity:
Capital stock	457,692	474,739
Contributed surplus	13,980	10,346
Retained earnings	775,439	724,166
Accumulated other comprehensive income (loss)	(153)	—

	1,246,958	1,209,251

	$2,430,062	$2,443,491

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders'
	Shares	Stock	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$—	$949,514
Net income	—	—	—	482,949	—	482,949
Compensation expense recorded for stock options	—	—	8,568	—	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—	—
Payments for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	—	(186,779)
Dividend payments	—	—	—	(52,520)	—	(52,520)

Balance, December 31, 2006	105,800,942	474,739	10,346	724,166	—	1,209,251
Net income	—	—	—	144,706	—	144,706
Compensation expense recorded for stock options	—	—	2,638	—	—	2,638
Issue of shares on exercise of stock options	137,350	2,139	—	—	—	2,139
Reclassification of grant date fair value on exercise of stock options	—	662	(662)	—	—	—
Payments for shares repurchased	(1,739,200)	(7,805)	—	(37,467)	—	(45,272)
Dividend payments	—	—	—	(13,072)	—	(13,072)
Other comprehensive income (loss)	—	—	—	—	(380)	(380)

Balance, March 31, 2007	104,199,092	469,735	12,322	818,333	(380)	1,300,010
Net income	—	—	—	35,654	—	35,654
Compensation expense recorded for stock options	—	—	2,237	—	—	2,237
Issue of shares on exercise of stock options	93,175	1,674	—	—	—	1,674
Reclassification of grant date fair value on exercise of stock options	—	579	(579)	—	—	—
Payments for shares repurchased	(3,171,563)	(14,296)	—	(64,318)	—	(78,614)
Dividend payments	—	—	—	(14,230)	—	(14,230)
Other comprehensive income	—	—	—	—	227	227

Balance, June 30, 2007	101,120,704	$457,692	$13,980	$775,439	$(153)	$1,246,958

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months	Six months
	ended	ended
	Jun 30	Jun 30
	2007	2007

Net income	$35,654	$180,360
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (note 11)	227	(153)

Comprehensive income	$35,881	$180,207

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$35,654	$82,097	$180,360	$197,274
Add (deduct) non-cash items:
Depreciation and amortization	28,373	24,338	52,112	47,961
Future income taxes	(3,543)	16,276	1,576	(10,265)
Stock-based compensation expense	6,588	7,463	10,110	13,482
Other	3,670	1,094	6,317	2,077
Other cash payments	(3,518)	(1,851)	(4,258)	(7,901)

Cash flows from operating activities before undernoted	67,224	129,417	246,217	242,628
Changes in non-cash working capital (note 10)	56,601	14,003	68,710	(79,295)

	123,825	143,420	314,927	163,333

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(78,614)	(52,128)	(123,886)	(117,235)
Dividend payments	(14,230)	(13,611)	(27,302)	(25,850)
Proceeds from Egypt limited recourse debt, net of financing costs (note 13)	26,849	—	26,849	—
Equity contribution by non-controlling interest (note 13)	12,424	—	12,424	—
Repayment of Atlas limited recourse debt	(7,016)	(7,016)	(7,016)	(7,016)
Proceeds on issue of shares on exercise of stock options	1,674	2,376	3,813	4,265
Changes in debt service reserve accounts	(1,560)	(2,301)	916	(2,301)
Repayment of other long-term liabilities	(1,539)	(2,515)	(2,549)	(3,725)

	(62,012)	(75,195)	(116,751)	(151,862)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment and other assets	(12,043)	(16,092)	(25,674)	(20,500)
Plant and equipment construction costs (note 13)	(36,051)	(5,114)	(40,678)	(8,239)
Changes in non-cash working capital (note 10)	(3,471)	33,540	(2,711)	32,044

	(51,565)	12,334	(69,063)	3,305

Increase in cash and cash equivalents	10,248	80,559	129,113	14,776
Cash and cash equivalents, beginning of period	473,919	92,972	355,054	158,755

Cash and cash equivalents, end of period	$484,167	$173,531	$484,167	$173,531

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$5,638	$5,567	$19,061	$18,564
Income taxes paid, net of amounts refunded	$52,985	$25,507	$82,105	$61,374
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT	PAGE 18
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 14. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2006 Annual Report.

2.	Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Under adoption of these new standards, the Company classified its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt, net of debt issuance costs, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.

Under these new standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The effective portion of changes in these forward exchange sales contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.

These standards have been adopted on a prospective basis beginning January 1, 2007. For additional information, see note 11.

3.	Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

June 30, 2007
Plant and equipment	$2,753,181	$1,494,166	$1,259,015
Plant and equipment under construction	71,998	—	71,998
Other	103,503	48,651	54,852

	$2,928,682	$1,542,817	$1,385,865

December 31, 2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Other	118,896	43,852	75,044

	$2,847,733	$1,495,014	$1,352,719

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

4.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Balance Sheets	2007	2006

Cash and cash equivalents	$36,824	$19,268
Other current assets	28,829	62,420
Property, plant and equipment	269,368	264,292
Other assets	16,448	22,471
Accounts payable and accrued liabilities	25,001	28,644
Long-term debt, including current maturities (note 5)	125,233	136,916
Future income tax liabilities	10,590	10,866

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income	2007	2006	2007	2006

Revenue	$22,436	$43,479	$88,770	$91,930
Expenses	(31,607)	(36,244)	(89,896)	(76,089)

Income before income taxes	(9,171)	7,235	(1,126)	15,841
Income tax recovery (expense) (note 6)	1,419	(2,532)	(254)	11,246

Net income	$(7,752)	$4,703	$(1,380)	$27,087

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2007	2006	2007	2006

Cash inflows from operating activities	$10,306	$16,607	$37,344	$25,261
Cash outflows from financing activities	(8,576)	(9,317)	(6,100)	(9,317)
Cash outflows from investing activities	(3,730)	(322)	(13,688)	(399)

5.	Long-term debt:

	Jun 30	Dec 31
	2007	2006

Unsecured notes
8.75% due August 15, 2012	$197,926	$200,000
6.00% due August 15, 2015	148,323	150,000

	346,249	350,000
Egypt limited recourse debt facilities	35,574	—
Atlas limited recourse debt facilities	125,233	136,916

	507,056	486,916
Less current maturities	(14,032)	(14,032)

	$493,024	$472,884

During the second quarter of 2007, the Company achieved financial close to construct a methanol plant in Egypt (see note 13). The debt facilities are for an aggregate maximum of $530 million with interest payable semi-annually based on rates of LIBOR plus approximately 1.1% to 1.2% during construction and increasing to approximately 1.4% to 1.6% by the end of the loan term. Principal is paid in 24 semi-annual payments which will commence in September 2010. Under the terms of the Egypt limited recourse facilities, the Egypt entity can make cash or other distributions after fulfilling certain conditions.

The limited recourse debt facilities of Egypt and Atlas are described as limited recourse as they are secured only by the assets of the Egypt project and the Atlas joint venture, respectively.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

6.	Future income tax recovery related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

7.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2007	2006	2007	2006

Denominator for basic net income per common share	102,697,808	109,658,750	103,894,611	111,016,514
Effect of dilutive stock options	275,463	354,934	383,498	435,156

Denominator for diluted net income per common share	102,973,271	110,013,684	104,278,109	111,451,670

8.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at June 30, 2007:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76
Granted	—	—	1,109,491	24.96
Exercised	(11,800)	12.13	(125,550)	16.05
Cancelled	(6,500)	13.65	—	—

Outstanding at March 31, 2007	143,950	$7.86	3,388,866	$20.89
Granted	—	—	—	—
Exercised	—	—	(93,175)	17.90
Cancelled	—	—	(13,300)	20.21

Outstanding at June 30, 2007	143,950	$7.86	3,282,391	$20.97

Information regarding the incentive stock options outstanding at June 30, 2007 is as follows:

		Options Outstanding at		Options Exercisable at
	June 30, 2007			June 30, 3007
	Weighted Average
	Remaining
	Contractual Life	Number of Stock	Weighted Average	Number of Stock	Weighted Average
Range of Exercise Prices	(Years)	Options Outstanding	Exercise Price	Options Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 11.60	2.7	143,950	$7.86	143,950	$7.86

Options denominated in USD
$6.45 to 9.23	5.4	196,325	$8.37	196,325	$8.37
$11.56 to 25.10	5.9	3,086,066	21.78	739,442	19.57

	5.9	3,282,391	$20.97	935,767	$17.22

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

8.	Stock-based compensation (continued):
(ii)	Performance stock options:

As at June 30, 2007, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2007, compensation expense related to stock options included in cost of sales and operating expenses was $2.2 million (2006 - $2.4 million) and $4.9 million (2006 — $3.1 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk-free interest rate	4.5%	4.9%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	31%	40%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$7.06	$8.82

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2007 are as follows:

		Number of	Number of
	Number of Deferred	Restricted Share	Performance Share
	Share Units	Units	Units

Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	28,561	6,000	325,779
Granted in-lieu of dividends	1,923	2,771	3,880
Redeemed	—	—	—
Cancelled	—	(4,392)	(3,238)

Outstanding at March 31, 2007	349,230	523,136	732,503
Granted	2,409	—	—
Granted in-lieu of dividends	1,535	2,814	3,923
Redeemed	(75,649)	(4,731)	—
Cancelled	—	—	(13,600)

Outstanding at June 30, 2007	277,525	521,219	722,826

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2007 was $37.5 million compared with the recorded liability of $25.6 million. The difference between the fair value and the recorded liability of $11.9 million will be recognized over the weighted average remaining service period of approximately 1.6 years.

For the three and six months ended June 30, 2007, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $4.4 million (2006 — $5.0 million) and $5.2 million (2006 — $10.3 million). For the three and six month period ended June 30, 2007, the compensation expense included $2.1 million (2006 — $2.4 million) and $0.3 million (2006 — $4.9 million) related to the effect of the change in the Company’s share price. As at June 30, 2007, the Company’s share price was US$25.14 per share.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

9.	Retirement plans:

Total net pension expense for the Company’s defined contribution and defined benefit pension plans during the three and six month periods ended June 30, 2007 was $1.6 million (2006 — $1.8 million) and $3.5 million (2006 — $3.0 million), respectively.

10.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and six month periods ended June 30, 2007 and 2006 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2007	2006	2007	2006

Decrease (increase) in non-cash working capital:
Receivables	$65,037	$21,199	$108,315	$8,528
Inventories	95,892	1,956	65,237	(23,399)
Prepaid expenses	(8,644)	(6,787)	(5,712)	(5,594)
Accounts payable and accrued liabilities	(97,363)	39,261	(102,584)	(19,560)

	54,922	55,629	65,256	(40,025)
Adjustments for items not having a cash effect	(1,792)	(8,086)	743	(7,226)

Changes in non-cash working capital having a cash effect	$53,130	$47,543	$65,999	$(47,251)

These changes relate to the following activities:
Operating	$56,601	$14,003	$68,710	$(79,295)
Investing	(3,471)	33,540	(2,711)	32,044

Changes in non-cash working capital	$53,130	$47,543	$65,999	$(47,251)

11.	Derivative financial instruments:
a)	Forward exchange contracts:

As at June 30, 2007, the Company had forward exchange contracts to sell 26 million Euro in exchange for US dollars at an average exchange rate of 1.3388 maturing in 2007. The carrying value of the forward exchange sales contracts was negative $0.4 million which approximates the fair value of these contracts. The effective portion of changes in these forward exchange sales contracts is recognized in other comprehensive income.

b)	Interest rate swap contract:

The Company has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $0.7 million which approximates fair value.
12.	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas applies to all of the natural gas feedstock that the Company sources from Argentina. Assuming the Company receives all of its Argentinean natural gas entitlements, the total annual cost of the export duty to its natural gas suppliers from Argentina has increased to approximately $200 million. While the Company’s natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, the Company has been contributing towards the cost of these duties and is in continuing discussions with its Argentinean natural gas suppliers regarding the impact of the increased export duty.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

12.	Argentina export duty costs (continued):

The Company has interim agreements in place with all of its Argentinean natural gas suppliers. In principle, the Company has agreed to share the cost of duties based in part on prevailing methanol prices while providing a minimum price to its natural gas suppliers. At methanol prices below $250 per tonne, the Company pays substantially all of the export duty. The Company has also gained considerable flexibility to take the natural gas depending on prevailing methanol market conditions, and to the extent that these arrangements are not economic then the Company will not purchase the natural gas. The Company cannot provide assurance that it will be able to reach continuing arrangements with its natural gas suppliers, that the amount of the export duties will not be revised by the government of Argentina, or that the impact of this export duty will not have an adverse effect on its results of operations and financial condition. During the second quarter of 2007, the Company received approximately 55% of its Argentinean natural gas entitlements and the Company accrued $17 million to record the estimated cost of sharing export duties for this natural gas which was used in production. The amount of export duties charged to earnings in a period is primarily dependent on the sales volumes of Chile production in that period. During the second quarter of 2007, the Company’s sales volumes of Chile production were significantly higher than our production volumes as a result of lower production rates in Chile. The amount charged to earnings related to the cost of sharing export duties during the second quarter of 2007 was $29 million.

13.	Egypt methanol project:

During the second quarter of 2007, the Company reached financial close for its project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), which is the company that is developing the project. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in early 2010 and the Company will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $800 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $215 million and we expect to fund these expenditures from cash generated from operations and cash on hand.

Our investment in EMethanex will be accounted for using consolidation accounting. This will result in 100% of the assets and liabilities of the Egypt entity being included in our balance sheet. Our partners’ interest will be presented as “non-controlling interest” on our balance sheet.

14.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three and six month periods ended June 30, 2007 and 2006 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2007	2006	2007	2006

Net income in accordance with Canadian GAAP	$35,654	$82,097	$180,360	$197,274
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(956)	(956)
Stock-based compensation [b]	(14)	17	151	(128)
Uncertainty in income taxes [c]	(1,020)	—	(2,809)	—
Income tax effect of above adjustments [d]	167	167	335	335

Net income in accordance with U.S. GAAP	$34,309	$81,803	$177,081	$196,525

Per share information in accordance with U.S. GAAP:
Basic net income per share	$0.33	$0.75	$1.70	$1.77
Diluted net income per share	$0.33	$0.74	$1.70	$1.76

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

14.	United States Generally Accepted Accounting Principles (continued):

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three and six month periods ended June 30, 2007 and 2006 are as follows:

	Three Months Ended
	June 30, 2007			June 30, 2006
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$35,654	$(1,345)	$34,309	$81,803

Change in fair value of forward exchange contracts, net of tax	227	—	227	—
Change related to pension, net of tax [e]	—	224	224	—

Comprehensive income	$35,881	$(1,121)	$34,760	$81,803

	Six Months Ended
	June 30, 2007			June 30, 2006
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$180,360	$(3,279)	$177,081	$196,525

Change in fair value of forward exchange contracts, net of tax	(153)	—	(153)	—
Change related to pension, net of tax [e]	—	449	449	—

Comprehensive income	$180,207	$(2,830)	$177,377	$196,525

[1]	A Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of Section 1530 on January 1, 2007. Accordingly, there is no reconciliation of Canadian GAAP to U.S. GAAP for the prior periods.
(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer.
(b) Stock-based compensation:
The Company has 31,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.
(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $4.8 million increase to opening retained earnings, with no restatement of prior periods.
(d) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

14. United States Generally Accepted Accounting Principles (continued):
(e) Defined benefit pension plans:
U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to accumulated comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. For the three and six month periods ending June 30, 2007, the amortization of these deferred pension amounts was reclassified from comprehensive income to earnings.
(f) Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2007	Q2	Q1	2006	Q4	Q3	Q2	Q1	2005	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	2,500	1,360	1,140	5,310	1,160	1,478	1,351	1,321	5,341	1,504	1,130	1,332	1,375
Purchased methanol	644	269	375	1,101	288	222	294	297	1,174	285	325	269	295
Commission sales [1]	228	89	139	584	134	176	133	141	537	158	75	158	146

	3,372	1,718	1,654	6,995	1,582	1,876	1,778	1,759	7,052	1,947	1,530	1,759	1,816

METHANOL PRODUCTION (thousands of tonnes)

Chile	1,320	569	751	3,186	766	666	872	882	3,029	916	684	702	727
Titan, Trinidad	450	225	225	864	229	206	214	215	715	195	184	135	201
Atlas, Trinidad (63.1%)	414	234	180	1,057	267	264	273	253	895	251	157	252	235
New Zealand	238	120	118	404	111	71	118	104	343	—	120	103	120
Kitimat	—	—	—	—	—	—	—	—	376	34	102	120	120

	2,422	1,148	1,274	5,511	1,373	1,207	1,477	1,454	5,358	1,396	1,247	1,312	1,403

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	362	286	444	328	460	305	279	283	254	256	240	256	262
($/gallon)	1.09	0.86	1.34	0.99	1.38	0.92	0.84	0.85	0.76	0.77	0.72	0.77	0.79

PER SHARE INFORMATION ($ per share)

Basic net income (loss)	$1.74	0.35	1.38	4.43	1.62	1.05	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63
Diluted net income (loss)	$1.73	0.35	1.37	4.41	1.61	1.05	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2007 SECOND QUARTER REPORT
QUARTERLY HISTORY	PAGE 27